Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FOURTH QUARTER AND FULL YEAR 2025 FINANCIAL RESULTS

SOLID FULL YEAR 2025 REVENUE GROWTH AND FREE CASH FLOW GENERATION

London, United Kingdom, March 16, 2026. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the fourth quarter and full year ended December 31, 2025.

CONSOLIDATED HIGHLIGHTS – FOURTH QUARTER AND FULL YEAR 2025

The table below sets forth the select financial results for the three months and twelve months ended December 31, 2025 and 2024:

	Full year ended December 31,			Three months ended December 31,
	2025	2024	Change(c)	2025	2024	Change(c)
	$’m	$’m	%	$’m	$’m	%

Revenue (from continuing operations)(a)	1,582.0	1,527.2	3.6	397.8	393.2	1.2
Revenue from discontinued operations(a)	193.5	184.0	5.2	49.7	44.6	11.4
Adjusted EBITDA(b)	1,012.3	928.4	9.0	249.8	246.4	1.4
Income/(loss) for the period	126.8	(1,644.2)	107.7	(83.5)	243.1	(134.4)
Cash from operations	983.0	775.9	26.7	252.3	348.8	(27.5)
ALFCF(b)	448.1	304.2	47.3	86.5	107.1	(19.3)

(a)	On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale at December 31, 2025 which impacts the presentation of the Group balance sheet, and further, since the entire Latam reportable segment comprised these groups, the segment was presented as discontinued operations which impacts the Group income statement presentation including revenue.
(b)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
(c)	In December 2024, the Company completed the Kuwait Disposal. IHS Kuwait Limited contributed $44.9 million and $10.1 million to revenue, in the full year ended 2024 and fourth quarter of 2024, respectively, and $28.1 million and $7.4 million to Adjusted EBITDA, in the full year ended 2024 and fourth quarter of 2024, respectively. In October 2025, the Company completed the Rwanda Disposal. IHS Rwanda contributed $1.4 million and $1.0 million to revenue and Adjusted EBITDA, respectively, in the fourth quarter of 2025 compared to $14.0 million and $9.2 million to revenue and Adjusted EBITDA, respectively, in the fourth quarter of 2024.

FULL YEAR 2025

Financial Highlights

●	Revenue, from continuing operations, of $1,582.0 million (which excludes revenue of $193.5 million for the Latam segment now presented within discontinued operations) increased by 3.6%
●	Organic revenue growth was 10.1%, driven by 6.9% Constant Currency(d) growth, with continued growth in revenue from Colocation, Lease Amendments and New Sites, with the remainder a result of foreign exchange (“FX”) resets and power indexation. Constant Currency growth was driven by increased revenue from Colocation, Lease Amendments, New Sites, fiber and escalators. The organic increase was partly offset by a 2.8% headwind from adverse movements of FX rates used to translate the results of our operations, including the Nigerian Naira (“NGN” or “Naira”) versus the U.S. dollar (“USD”)
●	Adjusted EBITDA of $1,012.3 million grew 9.0% year-on-year. Income for the period was $126.8 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) was $448.1 million, an increase of 47.3%. Cash from operations was $983.0 million
●	Capital expenditure (“Total Capex”) of $246.4 million was down 3.7% year-on-year
●	Full year 2025 financial results ahead of, or within, guidance across all metrics
●	Consolidated net leverage ratio(e) of 3.1x, down 0.6x year-on-year, within the target of 3.0x-4.0x

Exhibit 99.1

Strategic and Operational Highlights

●	Announced the proposed sale of IHS Towers to MTN Group Limited in February 2026 at an enterprise value(f) of $6.2 billion
●	In February 2026, the Company agreed to sell its Latin America tower operations to Macquarie Asset Management at an enterprise value(f) of approximately $952 million, and its 51.0% stake in I-Systems to TIM S.A. at an enterprise value(f) of approximately $453 million
●	Sold IHS Rwanda to Paradigm Tower Ventures as part of the strategic initiatives targeted at shareholder value creation
●	Repaid high interest debt facilities in both Nigeria and Brazil, which combined resulted in a net reduction in debt of $154 million, in line with strategic priority to maximise free cash flow generation and reduce overall Group debt
●	Continued reduction in volatility of the NGN with 6.7% appreciation versus the USD during the year. USD availability remains in line with business requirements
●	Towers of 37,590 with Tenants of 54,874 at the end of the fourth quarter, leading to a Colocation Rate of 1.46x. Lease Amendments increased during the period to 43,999

FOURTH QUARTER 2025

Financial Highlights

●	Revenue, from continuing operations, of $397.8 million (which excludes revenue of $49.7 million for the Latam segment now presented within discontinued operations) increased 1.2% year-on-year
●	Organic revenue declined 2.9% year-on-year despite a Constant Currency increase of 2.3%, which was more than offset by a reduction in revenues related to foreign exchange resets and power indexation. Constant Currency growth was driven by increased revenue from Colocation, Lease Amendments, New Sites, fiber and escalators. The organic decline was more than offset by a 9.9% benefit from favorable movements of FX rates used to translate the results of our operations, including the Nigerian Naira versus the U.S. dollar
●	Adjusted EBITDA increased 1.4% year-on-year to $249.8 million. Loss for the current period was $83.5 million primarily due to an impairment of discontinued operations in our Latam segment, partially offset by a gain from disposal on the sale of IHS Rwanda
●	ALFCF of $86.5 million, a 19.3% decrease year-on-year, was primarily driven by a re-phasing of interest payments between quarters following the November 2024 bond refinancing. Cash from operations decreased 27.5% to $252.3 million
●	Total Capex of $79.1 million, decreased 4.3% year-on-year

(d)	“Constant Currency” combines the impact from CPI escalation, New Sites, new Colocation, new Lease Amendments, fiber and other revenues, as captured in organic revenue. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for the definition of organic revenue and additional information.
(e)	Consolidated net leverage ratio is a non-IFRS financial measure. See “Use of Non-IFRS financial measures” for additional information, definition and a reconciliation to the most comparable IFRS measure.
(f)	Enterprise value is defined as anticipated cash consideration to be received plus borrowings less cash in the business and is inclusive of IFRS 16 lease liabilities and stated for a 100% shareholding

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We delivered a strong fourth quarter, completing a year of solid revenue growth and profitability, robust free cash flow generation and continued consolidated net leverage reduction. Our full‑year results reflect disciplined execution, sustained commercial momentum, and the resilience of our operations across key markets.

Looking ahead, the proposed sale of IHS Towers to MTN represents the next step in our long‑standing partnership with MTN. The transaction brings together Africa’s largest mobile network operator with one of the continent’s leading digital infrastructure platforms, highlighting the deep connection we have built with the markets we serve across Africa.”

Exhibit 99.1

Full Year 2026 Outlook Guidance

In light of the proposed sale of IHS Towers to MTN Group Limited, announced on February 17, 2026, the Company is not providing full year 2026 financial guidance.

RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND FULL YEAR 2025

Impact of Naira foreign exchange movements

In 2025, the Naira exchange rate to the U.S. dollar has been relatively stable compared to 2023 and 2024. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement (a)	3- Month Average Rate	Average Rate Movement (a)
	₦:$	$:₦	₦:$	$:₦
September 30, 2023	775.6	—	767.7	—
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
September 30, 2025	1,486.5	3.7%	1,523.2	3.6%
December 31, 2025	1,448.3	2.6%	1,453.3	4.8%

(a)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Compared to the same period in 2024, the Naira rate used to translate the results of our Nigeria operations positively impacted revenue and segment Adjusted EBITDA in the fourth quarter of 2025 by $28.8 million and $18.2 million, respectively. The foreign exchange resets in some of our contracts partially offset these impacts. The appreciation of the Naira in the fourth quarter of 2025 resulted in unrealized foreign exchange gains of $49.2 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. The unrealized gains and losses are recorded in finance income and finance costs respectively, although Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans).

Results for the three months ended December 31, 2025 versus 2024

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale at December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation. Accordingly, the description of revenue from continuing operations is now presented separately from the description of revenue from discontinued operations and Adjusted EBITDA Margin is only presented for individual segments. Other key performance indicators, including Adjusted EBITDA and ALFCF, continue to reflect the performance inclusive of the Latin America segment as the associated IFRS measures of earnings and cash from operations continue to include results from discontinued operations.

Revenue from continuing operations

Revenue from continuing operations for the three month period ended December 31, 2025 (“fourth quarter”) was $397.8 million, an increase of 1.2% year-on-year, despite a 5.8% inorganic revenue headwind from the disposal of the Company’s Kuwait operations in December 2024. Organic revenue(a) decreased by $11.6 million (2.9%) driven by a reduction in revenues related to foreign exchange resets and power indexation, largely as a result of the appreciation of the Naira versus the U.S. dollar. This more than offset the continued growth in revenues from Tenants, Lease Amendments and New Sites, in addition to the benefit of escalations, and came despite the impact of Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Inorganic revenue(a) decreased by $22.7 million, due to the disposal of operations in Kuwait and Rwanda in December 2024 and October 2025, respectively. The decrease in organic revenue was more than offset by the non-core(a) impact of favorable movements in foreign exchange rates used to translate the results of foreign operations of $38.9 million, or 9.9%, of which $28.8 million was due to the appreciation of the Naira.

Exhibit 99.1

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

Revenue from discontinued operations

Revenue from the Latin America segment for the three month period ended December 31, 2025, presented within discontinued operations, was $49.7 million, an increase of 11.4% year-on-year.

Towers, tenants and lease amendments

For the fourth quarter, there was a year-on-year net decrease in Towers of 1,639 (or a year-on-year net decrease of 172 Towers when excluding the impact of the Rwanda disposal), resulting in total Towers of 37,590 at the end of the period. The decrease primarily resulted from the divestiture of  1,467 Towers in Rwanda in October 2025. The addition of 580 New Sites year-on-year, was more than offset by 732 Churned and 20 decommissioned sites. Tenants declined 4,469 year-on-year including the divestiture of 3,041 from Rwanda, and a reduction of 3,836 from Churn. The Churn was inclusive of 2,576 tenants in the third quarter of 2025, which reflected an updated agreement with our smallest Key Customer in Nigeria, T2 (previously known as 9mobile), signed during the third quarter of 2025. It was agreed that T2 would vacate our sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July, 2027. As a result, total Tenants were 54,874 at the end of the fourth quarter, with a Colocation Rate of 1.46x, a reduction of 0.02x from the third quarter of 2025, reflecting the impact of the Rwanda disposal. Excluding the impact of these two items, we added a net 1,148 new tenants year-on-year. Year-on-year, we added 4,328 Lease Amendments, driven by continued incremental demand for ancillary services, resulting in total Lease Amendments of 43,999 at the end of the fourth quarter.

(a)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of $249.8 million increased 1.4% year-on-year reflecting the increase in revenue described above. Cost of sales increased $5.7 million year-on-year, primarily driven by increases in staff costs ($3.4 million), other costs ($2.6 million), site rental costs ($0.9 million) and tower repairs and maintenance costs ($0.8 million), which were partly offset by a decrease in power generation costs ($1.9 million). Cost of sales contained an increase in regulatory fees of $10.3 million year-on-year, which reflected a non-recurring regulatory fee cost accrual release recognized in the fourth quarter of 2024 within the SSA segment, compared to a normalized cost level in the fourth quarter of 2025. This was offset by a reduction in other cost of sales relating to a non-recurring write-down of inventory within the Nigeria segment during the fourth quarter of 2024, with no associated write down during the fourth quarter of 2025. The $0.6 million increase in administrative expenses included within Adjusted EBITDA reflects cost saving initiatives broadly offset increases related to the appreciation of the Naira, which is used to translate the results of our Nigeria operations.

Income/(loss) for the period

Loss for the period in the fourth quarter of 2025 was $83.5 million, compared to income of $243.1 million for the fourth quarter of 2024. This $326.6 million year-on-year decrease in income was primarily due to an impairment of discontinued operations in our Latam segment of $394.6 million and an $85.5 million unfavorable movement in net finance income/(costs), partially offset by a gain from disposal of $177.7 million for the sale of our 100% interest in IHS Rwanda during October 2025, compared to a gain from disposal of $83.9 million from the disposal of our Kuwait subsidiary in the fourth quarter of 2024.

Cash from operations

Cash from operations for the fourth quarter of 2025 was $252.3 million, compared to $348.8 million for the fourth quarter of 2024. The decrease primarily reflected a lower level of working capital inflow of $54.1 million in addition to a decrease in operating income before working capital movements of $42.4 million.

ALFCF

ALFCF for the fourth quarter of 2025 was $86.5 million, compared to $107.1 million for the fourth quarter of 2024. The decrease in ALFCF primarily reflects an increase of $15.1 million in net interest paid (driven by a re-phasing of interest payments between quarters following the November 2024 bond refinancing), an increase in maintenance capex of $3.7 million and an increase in income tax paid of $2.5 million. This was partially offset by a decrease in withholding tax incurred of $10.7 million.

Exhibit 99.1

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are revenue and segment Adjusted EBITDA for each of our reportable segments, for the three month periods ended December 31, 2025 and 2024:

	Revenue			Adjusted EBITDA
	Three months ended December 31,			Three months ended December 31,
	2025	2024	Change	2025	2024	Change
	$’m	$’m	%	$’m	$’m	%

Nigeria	269.1	258.9	4.0	169.7	154.8	9.5
SSA	128.7	124.2	3.6	73.8	80.8	(8.6)
MENA	—	10.1	(100.0)	—	7.3	(100.0)
Continuing Operations	397.8	393.2		243.5	242.9

Latam	49.7	44.6	11.4	36.6	37.1	(1.4)
Discontinued Operations	49.7	44.6		36.6	37.1

Unallocated corporate expenses(a)				(30.3)	(33.7)	10.2
Total				249.8	246.3	1.4

(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

Fourth quarter revenue increased 4.0% year-on-year to $269.1 million. Organic revenue decreased by $18.6 million, a decrease of 7.2% year-on-year, driven largely by a reduction in revenues linked to foreign exchange resets and diesel prices as a result of the appreciation of the Naira versus the US Dollar during the period, which more than offset the growth primarily driven by escalations. Continued growth in revenue from Colocation and Lease Amendments was partially offset by Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. The decrease in organic revenue was more than offset by favorable movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,453 to $1.00 in the fourth quarter of 2025 compared to an average rate of ₦1,629 to $1.00 in the fourth quarter of 2024. This led to a non-core increase of $28.8 million, or 11.1% year-on-year.

Tenants decreased by 2,695 year-on-year, with growth of 763 from Colocation and 44 from New Sites, more than offset by 3,502 Churn, which was inclusive of 2,576 tenants in the third quarter of 2025 which reflected an updated agreement with our smallest Key Customer, T2. It was agreed that T2 would vacate our sites in exchange for a contractual commitment to settle portions of its historic overdue balances through July, 2027. Lease Amendments increased by 2,928 driven by continued incremental demand for ancillary services.

Segment Adjusted EBITDA for the fourth quarter increased 9.5% year-on-year to $169.7 million, resulting in an Adjusted EBITDA Margin of 63.0%. The year-on-year increase in segment Adjusted EBITDA for the fourth quarter primarily reflects the increase in revenue described above, combined with a decrease in cost of sales and administrative expenses included within segment Adjusted EBITDA. During the fourth quarter the decrease in costs was primarily driven by a year-on-year decrease relating to a non-recurring write-down of inventory during the fourth quarter of 2024, with no associated write down during the fourth quarter of 2025, in addition to decreases in the cost of diesel and electricity ($3.0 million), and partly offset by increases in staff costs ($4.3 million), other expenses ($3.0 million), and tower repairs and maintenance costs ($1.1 million), with these movements enhanced by the appreciation of the Naira, which is used to translate the results of our Nigeria operations.

Exhibit 99.1

SSA

Fourth quarter revenue increased 3.6% year-on-year to $128.7 million, despite a 10.1% inorganic revenue headwind related to the disposal of operations in Rwanda in October 2025. Organic revenue increased by $7.0 million, or 5.6%, led by growth in new Tenants, Colocations and New Sites and escalations, partially offset by lower revenues from foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $10.0 million, or 8.1%.

Tenants decreased by 2,528 year-on-year, primarily due to the divestiture of 3,041 in Rwanda. Other than this disposal, tenants increased by 513 driven by increases of 555 from Colocation and 169 from New Sites, partially offset by a decrease of 211 from Churn, while Lease Amendments increased by 550.

Segment Adjusted EBITDA for the fourth quarter declined 8.6% year-on-year to $73.8 million, resulting in an Adjusted EBITDA Margin of 57.4%, with the increase in revenue described above more than offset by an increase in costs included within segment Adjusted EBITDA. The decrease also reflects the 10.1% inorganic headwind relating to the disposal of operations in Rwanda in October 2025, and increases in regulatory fees of $9.8 million, largely relating to a non-recurring regulatory fee cost accrual release relating to a review of current and historic license obligations recognized in the third quarter of 2024, compared to a normalized cost level in the third quarter of 2025, in addition to increases in power generation costs ($1.5 million).

Refer to note 31 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for further information on the disposal of the Rwanda business.

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, which contributed $10.1 million and $7.3 million of revenue and segment Adjusted EBITDA, respectively, in the fourth quarter of 2024. The revenue from the fourth quarter of 2024 is included within inorganic revenue.

Following completion of the Kuwait Disposal in December 2024, the Towers, Tenants and Lease Amendments were deconsolidated as of December 31, 2024.

Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business

Latam

Fourth quarter revenue increased 11.4% year-on-year to $49.7 million which included organic growth of 3.1% in the quarter, or $1.4 million, driven by continued growth in Tenants, Lease Amendments, New Sites, fiber and CPI escalations. This was enhanced by the non-core impact of favorable movements in foreign exchange rates of $3.7 million, or 8.3%.

Tenants increased by 754 year-on-year, including 367 from New Sites and 510 from Colocation, while Lease Amendments increased by 850.

Fourth quarter segment Adjusted EBITDA decreased 1.4% to $36.6 million for a segment Adjusted EBITDA Margin of 73.6%, as the increase in revenue during the period, was more than offset by an increase in costs included within Adjusted EBITDA. The increase in costs was driven by an increase in site rental costs ($2.5 million), in staff costs ($1.0 million) and other costs ($2.8 million), partially offset by a decrease in power generation costs ($0.5 million).

On February 11 and 17, 2026, the Group announced agreements to sell its 51.0% stake in I-Systems to TIM S.A. and its Latin American tower operations to Macquarie Asset Management, respectively. The Latin American tower operations and I-Systems disposal groups were classified as held for sale at December 31, 2025. These disposal groups comprised the entire Latam reportable segment and therefore this segment was presented as a discontinued operation.

Exhibit 99.1

CAPITAL EXPENDITURE

Set out below is the capital expenditure for each of our reporting segments for the three month periods ended December 31, 2025 and 2024:

	2025	2024	Change	Change
	$’m	$’m	$’m	%

Nigeria	40.2	33.7	6.5	19.3
SSA	15.7	17.1	(1.4)	(7.8)
MENA	-	0.2	(0.2)	(100.0)
Other	0.2	0.6	(0.4)	(88.5)
Continuing Operations	56.1	51.6

Latam	23.0	31.0	(8.0)	(25.6)
Discontinued Operations	23.0	31.0

Total capital expenditure	79.1	82.6	(3.5)	(4.3)

During the fourth quarter of 2025, capital expenditure (“Total Capex”) was $79.1 million, compared to $82.6 million for the fourth quarter of 2024. The decrease was primarily driven by lower capital expenditure in our Latam segment including lower fiber capital expenditure. This was partially offset by higher capital expenditure in our Nigeria segment, reflecting the timing of maintenance capital expenditure and other capital expenditure, in addition to movements in foreign exchange rates, partially offset by a reduction to fiber capex expenditure.

Nigeria

The 19.3% year-on-year increase for the fourth quarter was primarily driven by increases related to maintenance capital expenditure ($5.2 million), other capital expenditure ($7.9 million), partially offset by a decrease in fiber capital expenditure ($5.7 million) and New Site ($0.8 million).

SSA

The 7.8% year-on-year decrease for the fourth quarter was primarily driven a reduction in maintenance capital expenditure ($2.0 million) and other capital expenditure ($2.4 million). This was partially offset by an increase in capital expenditure related to New Sites ($3.5 million), which increased despite a $1.5 million year-on-year headwind related to the disposal of the Company’s Rwanda operations in October 2025.

Latam

The 25.6% year-on-year decrease for the fourth quarter was primarily driven by decreases related to New Sites ($6.3 million), the fiber business ($5.0 million), and other capital expenditure ($0.6 million), partially offset by an increase related to augmentation capital expenditure ($3.6 million) and maintenance capital expenditure ($0.5 million).

Results for the full year ended December 31, 2025 versus 2024

Revenue from continuing operations

Revenue, from continuing operations, for the year ended December 31, 2025 was $1,582.0 million, an increase of 3.6% year-on-year, despite a 3.8% inorganic revenue headwind from the disposal of the Company’s Kuwait and Rwanda operations in December 2024 and October 2025, respectively. Organic revenue(a) increased by $155.0 million (increased 10.1%) year-on-year driven primarily by foreign exchange resets and escalations in addition to continued growth in Tenants, Lease Amendments and New Sites. This growth was partially offset by the impact of Churn related to the approximately 1,050 sites MTN Nigeria agreed to vacate as part of the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024. Inorganic revenue declined $57.4 million, primarily due to the disposal of operations in Kuwait and Rwanda operations in December 2024 and October 2025, respectively. The increase in organic revenue was further offset by the non-core impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $42.7 million, or 2.8%, of which $55.8 million was driven primarily by the devaluation of the NGN versus the U.S. dollar.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

Exhibit 99.1

Revenue from discontinued operations

Revenue from the Latin America segment for the full year ended December 31, 2025, presented within discontinued operations, was $193.5 million, an increase of 5.2% year-on-year.

(1)	Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for the definition of organic revenue and additional information.

Adjusted EBITDA

Adjusted EBITDA was $1,012.3 million in the year ended December 31, 2025, an increase of 9.0% year-on-year, despite a 3.9% headwind from the Rwanda and Kuwait disposals. The increase reflected the increased revenue described above, in combination with a $19.6 million decrease in costs included within Adjusted EBITDA. The reduction in cost of sales was primarily driven by a reduction in net foreign exchange losses on cost of sales of $31.2 million, and decreases in power generation costs ($7.3 million) and site rental costs ($3.0 million). This was partially offset by an increase in regulatory fees ($18.4 million), largely relating to non-recurring regulatory fee cost accrual releases recognized in the third quarter and fourth quarter of 2024 within the SSA segment, compared to a normalized cost level in the third quarter and fourth quarter of 2025, increases in tower repairs and maintenance costs ($15.4 million) and security services costs ($4.5 million), partly driven by one off impacts in the second quarter of 2024 related to changes in our agreements with MTN South Africa for the provision of power Managed Services, and an increase in staff costs ($8.1 million). The $11.8 million reduction in administrative costs included within Adjusted EBITDA was primarily driven by a reduction in staff costs ($13.3 million) as part of cost saving initiatives implemented during the period.

Income for the year

The year-on-year increase in income of $1,771.0 million is primarily driven by lower net financing costs of $1,884.1 million, reflecting a reduction in both realized and unrealized foreign exchange losses arising from financing due to decreased volatility of the Naira against the U.S. dollar compared to the prior period. This was further complemented by higher revenue of $54.8 million and higher other income of $93.8 million, which included a net gain of $177.7 million from the Rwanda Disposal in the fourth quarter of 2025.

In addition, administrative expenses decreased by $40.6 million, primarily due to the net reversal of impairment of withholding tax receivables of $59.8 million recorded in the year ended December 31, 2025 compared to a net impairment of $1.1 million recognized in the year ended December 31, 2024.

These positive movements were partially offset by the impairment recognized on the assets held for sale in relation to the Latam businesses of $394.6 million (net of deferred tax) (2024: $87.9 million).

Cash from operations

Cash from operations for the full year ended 2025 was $983.0 million, compared to $775.9 million for the full year ended 2024. The increase reflects an increase in operating income before working capital changes of $35.2 million and an improvement in working capital movements of $171.9 million.

ALFCF

ALFCF for the full year ended 2025 was $448.1 million, compared to $304.2 million for the full year ended 2024. The $143.9m increase in ALFCF was primarily due to the increase in Adjusted EBITDA described above, in addition to a decrease in net interest paid of $40.4 million and withholding tax incurred of $30.9 million. This was partially offset by an increase in maintenance and corporate capex of $17.5 million.

Exhibit 99.1

FINANCING ACTIVITIES FOR THE PERIOD OCTOBER 1, 2025 TO DECEMBER 31, 2025

IHS Cameroon Overdrafts

IHS Cameroon entered into an XAF10 billion (approximately $17.9 million) overdraft loan agreement with Access Bank Cameroon PLC as lender (the “Access Bank Overdraft”). The Access Bank Overdraft is available in two tranches, with an XAF7 billion tranche at an interest rate of 5.5% per annum plus VAT and an XAF3 billion tranche at an interest rate of 6.0% per annum plus VAT. The purpose of the Access Bank Overdraft  is to enable IHS Cameroon to finance working capital needs. The Access Bank Overdraft expires in September 2026, and amounts borrowed may be prepaid by IHS Cameroon at any time. It is governed by Cameroon law. As of March 13, 2026, there were no amounts drawn and outstanding under this overdraft.

Letters of Credit Facilities

As of December 31, 2025, IHS (Nigeria) Limited has not drawn any funding under agreed letters of credit. These letters mature on March 31, 2026, and their interest rates range from 12.00% to 15.39%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2025, INT Towers Limited has not drawn any funding under agreed letters of credit. These letters mature on March 31, 2026, and their interest rates range from 12.00% to 15.39%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

Global Independent Connect Limited agreed letters of credit matured on December 31, 2025. The interest rate was 15.39%. These letters of credit were utilized to fund capital and operational expenditure with suppliers.

ACTIVITIES AFTER THE REPORTING PERIOD ENDED DECEMBER 31, 2025

Latam exit

Subsequent to the reporting date, on February 11, 2026, the Group announced it has agreed to sell its 51.0% equity interest in I-Systems, a specialist provider of shared optical fiber networks in Brazil, to TIM S.A., which currently owns the remaining 49.0% interest, at an enterprise value of approximately $453 million (being cash consideration of approximately $183m, presented on a 100% equivalent basis as $358 million, plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $95 million), subject to customary closing adjustments. The closing of the transaction is subject to customary conditions, including regulatory approvals.

On February 17, 2026, the Group announced it has agreed to sell its Latin American tower operations, comprising its tower businesses in Brazil and Colombia and approximately 8,860 sites, to Macquarie Asset Management, reflecting an enterprise value of approximately $952 million (being cash consideration of R$3,550 million (approximately $683 million), plus the net impact of borrowings and lease liabilities less cash and cash equivalents aggregating to approximately $269 million), subject to adjustment for leakage and accrued interest. The closing of the transaction is subject to certain conditions, including regulatory approvals and a successful capital raise by one or more investment funds managed or advised by Macquarie Asset Management.

In connection with the disposal of our Latin American fiber operations and fiber operations, we entered into a BRL 2,415 million (approximately $441 million) of foreign exchange derivative instruments to hedge the components of the Brazilian Real-denominated sale prices not fixed to U.S. dollars directly in the sales agreements.

MTN merger

On February 17, 2026, the Group announced it has entered into a definitive merger agreement to be acquired by MTN Group Limited for $8.50 per ordinary share in cash, reflecting an enterprise value of approximately $6.2 billion (being cash consideration of approximately $2.2 billion, presented on a 100% equivalent basis as $3.0 billion, plus the net impact of borrowings, lease liabilities and non-controlling interests less cash and cash equivalents aggregating to approximately $3.2 billion), subject to closing adjustments.

The closing of the transaction is subject to certain conditions, including shareholder and regulatory approvals where applicable and certain cash and debt conditions.

Exhibit 99.1

Telkom SA MLA

Effective January 1, 2026, IHS Towers South Africa (Pty) Limited entered into an agreement to renew and extend its Master Lease Agreement with Telkom SA SOC Limited. Unless terminated earlier pursuant to its terms, the agreement will end five years from the effective date.

Nigeria (2026) Revolving Credit Facility

IHS Mauritius NG Holdco Limited, IHS Nigeria, IHS Towers NG Limited, INT Towers Limited and IHS Holding Limited entered into an NGN100.0 billion (approximately $69.0 million) Naira-denominated revolving credit facility agreement in January 2026 (with the potential to upsize to NGN200.0 billion (approximately $138.1 million)) (as amended and/or as amended and restated from time to time the “Nigeria 2026 RCF”), between, amongst others, IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, IHS INT Mauritius Limited and INT Towers NG Finco 1 Plc as guarantors; Stanbic IBTC as agent and certain financial institutions listed therein as original lenders.

The interest rate under the Nigeria 2026 RCF is equal to the Nigerian MPR plus a margin of 1.0% per annum. IHS Mauritius NG Holdco Limited also pays certain other fees and costs, including a supplemental agency fee, an arranging fee, a management fee and an agent fee.

The Nigeria 2026 RCF is scheduled to terminate in March 2029 and is repayable in full on that date. Subject to certain conditions, IHS Mauritius NG Holdco Limited and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2026 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of March 13, 2026, there were no amounts drawn and outstanding under the Nigeria 2026 RCF.

Conference Call

Further to the Company’s announcements on February 17, 2026, including the proposed sale of the Company to MTN Group Limited, please note that the Company will not be hosting a conference call or webcast in relation to these financial results.

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 37,000 towers across its seven markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy and plans, the consummation of the transactions that we have announced, including the transactions contemplated by the recent stock purchase agreement with TIM S.A., the recent stock purchase agreement with Latam Towers Infrastructure, LLC and the Merger Agreement with MTN Group Limited, shareholder value creation (including productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations, the potential payment of dividends and/or potential share buybacks), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, our objectives for future operations, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets, as well as recent hostilities involving Iran and related developments in the Middle East, which may affect oil productions, trade routes and global energy markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;

Exhibit 99.1

●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	potential uncertainty and contingencies related to consummation of the transactions contemplated by the recently announced stock purchase agreements with TIM S.A. and Latam Towers Infrastructure, LLC, respectively, and the Merger Agreement with MTN Group Limited;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;

Exhibit 99.1

●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE (LOSS)/INCOME

FOR THE THREE MONTHS AND FULL YEAR ENDED DECEMBER 31, 2025, AND 2024:

	Three months ended December 31,		Full year ended December 31,
	2025	2024(a)	2025	2024(a)
	$’m	$’m	$’m	$’m
Continuing Operations
Revenue	397.8	393.2	1,582.0	1,527.2
Cost of sales	(178.4)	(184.5)	(705.4)	(733.6)
Administrative expenses	(74.0)	(54.7)	(234.8)	(275.4)
Other income	178.4	84.3	179.6	85.8
Operating income	323.8	238.3	821.4	604.0
Finance income	57.7	173.7	219.1	27.5
Finance costs	(100.3)	(130.8)	(349.7)	(2,042.2)
Income/(loss) before income tax	281.2	281.2	690.8	(1,410.7)
Income tax credit/(expense)	56.0	(8.9)	(86.4)	(69.3)
Income/(loss) from continuing operations	337.2	272.3	604.4	(1,480.0)
Loss from discontinued operations	(420.7)	(29.2)	(477.6)	(164.2)
(Loss)/income for the period	(83.5)	243.1	126.8	(1,644.2)

Attributable to:
Owners of the Company	(75.8)	246.5	143.6	(1,632.0)
Non-controlling interests	(7.7)	(3.4)	(16.8)	(12.2)
(Loss)/income for the period	(83.5)	243.1	126.8	(1,644.2)

(Loss)/income attributable to owners arises from:
Continuing operations	337.2	271.5	604.4	(1,481.1)
Discontinued operations	(413.0)	(25.0)	(460.8)	(150.9)
	(75.8)	246.5	143.6	(1,632.0)

Income/loss per share from continuing operations
Income/(loss) per share ($) - basic	1.01	0.81	1.80	(4.45)
Income/(loss) per share ($) - diluted	0.98	0.81	1.77	(4.45)

Income/loss per share
(Loss)/income per share ($) - basic	(0.23)	0.74	0.43	(4.90)
(Loss)/income per share ($) - diluted	(0.23)	0.73	0.42	(4.90)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange loss/(gain) recycled to income statement on disposal of subsidiary	16.1	(0.1)	16.1	(0.1)
Exchange differences on translation of foreign operations	(69.5)	(267.5)	52.6	996.6
Other comprehensive (loss)/income for the period, net of taxes	(53.4)	(267.6)	68.7	996.5

Total comprehensive (loss)/income for the period	(136.9)	(24.5)	195.5	(647.7)

Attributable to:
Owners of the Company	(124.5)	—	192.8	(592.2)
Non-controlling interests	(12.4)	(24.5)	2.7	(55.5)
Total comprehensive (loss)/income for the period	(136.9)	(24.5)	195.5	(647.7)

Total comprehensive (loss)/income for the period attributable to owners arises from:
Continuing operations	316.8	145.5	540.2	(198.0)
Discontinued operations	(441.3)	(145.5)	(347.4)	(394.2)
	(124.5)	—	192.8	(592.2)
(a)	The results for the quarter and year ended December 31, 2024 have been re-presented to reflect that the results of the Latam segment are now reported as a discontinued operation. See note 32.1 in our audited consolidated annual financial statements for the full year ended December 31, 2025 (filed on form 20-F with the Securities and Exchange Commission on March 16, 2026) for further information.

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2025 AND 2024:

	2025	2024(a)
	$’m	$’m
Non-current assets
Property, plant and equipment	816.1	1,322.2
Right-of-use assets	369.9	699.1
Goodwill	262.7	403.2
Other intangible assets	288.9	674.0
Deferred income tax assets	65.1	73.3
Derivative financial instrument assets	48.1	29.4
Trade and other receivables	135.8	121.0
	1,986.6	3,322.2
Current assets
Inventories	42.1	30.6
Income tax receivable	0.8	2.3
Trade and other receivables	181.4	313.4
Cash and cash equivalents(b)	825.7	578.0
Assets held for sale	1,453.0	—
	2,503.0	924.3

TOTAL ASSETS	4,489.6	4,246.5

Non-current liabilities
Trade and other payables	122.3	50.6
Borrowings	2,842.0	3,219.2
Lease liabilities	311.7	470.5
Provisions for other liabilities and charges	59.7	83.8
Deferred income tax liabilities	40.4	88.6
	3,376.1	3,912.7
Current liabilities
Trade and other payables	278.0	377.1
Provisions for other liabilities and charges	6.0	0.2
Derivative financial instrument liabilities	—	10.2
Income tax payable	69.9	49.9
Borrowings	295.7	128.7
Lease liabilities	60.7	82.1
Liabilities held for sale	493.0	—
	1,203.3	648.2

TOTAL LIABILITIES	4,579.4	4,560.9

Stated capital	5,419.7	5,403.1
Accumulated losses	(6,800.4)	(6,944.0)
Other reserves	1,129.4	1,067.7
Equity attributable to owners of the Company	(251.3)	(473.2)
Non-controlling interests	161.5	158.8
TOTAL EQUITY	(89.8)	(314.4)

TOTAL LIABILITIES AND EQUITY	4,489.6	4,246.5

(a)	Revised for a correction to Property, plant and equipment. Refer to note 34 in our audited consolidated annual financial statements for the full year ended December 31, 2025 (filed on form 20-F with the Securities and Exchange Commission on March 16, 2026) for further information.
(b)	Excludes $27.6 million cash classified within assets held for sale as of December 31, 2025.

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025, AND 2024:

	Attributable to owners of the Company
					Non-
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	Equity
	$’m	$’m	$’m	$’m	$’m	$’m

At January 1, 2024(a)	5,394.8	(5,312.0)	8.4	91.2	237.5	328.7
Non-controlling interests arising on business combination	—	—	—	—	(23.2)	(23.2)
Exercise of share options	8.3	—	(8.3)	—	—	—
Share-based payment expense	—	—	27.8	27.8	—	27.8
Total transactions with owners	8.3	—	19.5	27.8	(23.2)	4.6

Loss for the year	—	(1,632.0)	—	(1,632.0)	(12.2)	(1,644.2)
Other comprehensive income/(loss)	—	—	1,039.8	1,039.8	(43.3)	996.5
Total comprehensive (loss)/income	—	(1,632.0)	1,039.8	(592.2)	(55.5)	(647.7)

At December 31, 2024	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)

At January 1, 2025	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	16.6	—	(16.6)	—	—	—
Share-based payment expense	—	—	29.1	29.1	—	29.1
Total transactions with owners	16.6	—	12.5	29.1	—	29.1

Income/(loss) for the year	—	143.6	—	143.6	(16.8)	126.8
Other comprehensive income, net of recycling	—	—	49.2	49.2	19.5	68.7
Total comprehensive income/(loss)	—	143.6	49.2	192.8	2.7	195.5

At December 31, 2025	5,419.7	(6,800.4)	1,129.4	(251.3)	161.5	(89.8)

(a)	Revised for a correction to Property, plant and equipment. Refer to note 34 in our audited consolidated annual financial statements for the full year ended December 31, 2025 (filed on form 20-F with the Securities and Exchange Commission on March 16, 2026) for further information.

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND FULL YEAR ENDED DECEMBER 31, 2025, AND 2024:

	Three months ended December 31,		Full year ended December 31,
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m
Cash flows from operating activities
Cash from operations	252.3	348.8	983.0	775.9
Income taxes paid	(6.0)	(3.5)	(44.7)	(38.6)
Payment for rent	0.4	(1.0)	(1.9)	(7.8)
Payment for tower and tower equipment decommissioning	0.1	—	(0.2)	(0.1)
Net cash from operating activities	246.8	344.3	936.2	729.4

Cash flows from investing activities
Purchase of property, plant and equipment	(68.3)	(61.3)	(217.5)	(235.2)
Payment in advance for property, plant and equipment	(8.4)	(14.3)	(34.5)	(29.9)
Purchase of software and licenses	—	(0.7)	(0.1)	(4.0)
Proceeds from sale of subsidiaries, net of cash disposed	169.8	114.9	169.8	119.0
Proceeds from disposal of property, plant and equipment	2.1	11.7	2.0	26.7
Insurance claims received	0.1	—	0.4	0.1
Interest received	10.5	5.8	42.3	18.7
Deposit of short-term deposits	(0.7)	(3.1)	(17.0)	(43.7)
Refund of short-term deposits	2.5	2.7	32.3	211.5
Net cash from/(used in) investing activities	107.6	55.7	(22.3)	63.2

Cash flows from financing activities
Proceeds received from issuance of borrowings (net of transaction costs)	—	1,597.0	195.9	2,208.4
Repayment of borrowings	(18.1)	(1,683.5)	(386.9)	(2,149.3)
Fees on borrowings and derivative instruments	(3.1)	(1.3)	(20.9)	(10.6)
Interest paid	(102.6)	(74.0)	(309.0)	(327.0)
Payment for the principal portion of lease liabilities	(6.5)	(10.8)	(41.5)	(55.2)
Interest paid for lease liabilities	(21.4)	(19.5)	(68.3)	(66.0)
Interest paid on derivative instruments	—	(8.8)	(10.1)	(8.8)
Settlement on derivative instruments	—	0.2	(3.3)	(22.5)
Net cash used in financing activities	(151.7)	(200.7)	(644.1)	(431.0)

Net increase in cash and cash equivalents	202.7	199.3	269.8	361.6
Cash and cash equivalents at beginning of period	651.5	397.5	578.0	293.8
Exchange differences	(0.9)	(18.8)	5.5	(77.4)
Cash and cash equivalents at end of period	853.3	578.0	853.3	578.0

Exhibit 99.1

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Levered Free Cash Flow (“ALFCF”) and consolidated net leverage ratio. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as alternatives to income/(loss) or income/(loss) margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as  analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

Exhibit 99.1

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, which is income/(loss) for the periods presented:

	Three months ended December 31,		For the full year ended December 31,
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m

Loss/(income) for the period	(83.5)	243.1	126.8	(1,644.2)

Adjustments(a):
Income tax expense	(122.3)	(6.7)	(7.3)	34.0
Finance costs(b)	124.1	151.6	436.9	2,123.1
Finance income(b)	(58.7)	(175.7)	(227.5)	(33.7)
Depreciation and amortization	92.5	96.7	375.9	362.7
Net impairment (reversal)/loss of withholding tax receivables(c)	(22.0)	(31.7)	(59.8)	1.1
Impairment of goodwill	181.7	-	181.7	87.9
Business combination transaction costs	9.3	0.3	11.4	1.3
Net impairment/(reversal of impairment) of property, plant and equipment, right-of-use-assets, intangible assets excluding goodwill and related prepaid land rent(d)	276.9	4.7	282.4	17.7
Net (gain)/loss on disposal of property, plant and equipment and right-of-use assets	(4.2)	23.7	(4.6)	20.2
Share-based payment expense(e)	9.1	18.1	29.1	27.9
Insurance claims(f)	(0.1)	-	(0.4)	(0.1)
Gain on disposal of subsidiary	(177.7)	(83.8)	(177.7)	(83.8)
Other costs(g)	24.7	6.1	45.4	14.3
Adjusted EBITDA	249.8	246.4	1,012.3	928.4

(a)	Adjustments include relevant amounts in relation to discontinued operations summarized in note 32.1 of our audited consolidated annual financial statements for the full year ended December 31, 2025 (filed on form 20-F with the Securities and Exchange Commission on March 16, 2026) for further information
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, right-of-use assets, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Represents expenses related to share-based payments, which vary from period to period depending on timing of awards and changes to valuation input assumptions.
(f)	Represents insurance claims included as other income.
(g)	Other costs for the three months and full year ended December 31, 2025, included one-off expenses related to strategic initiatives and operating systems of $17.4 million and $22.4 million respectively, costs related to internal reorganization of $2.5 million and $6.0 million respectively, one-off professional fees related to financing of $nil and $0.4 million respectively and a loss allowance in the Latam segment of $4.0 million and $12.3 million respectively.

Exhibit 99.1

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing our current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Exhibit 99.1

Accordingly, you should not place undue reliance on ALFCF.

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations, for the three months and full year ended December 31, 2025, and 2024:

	Three months ended December 31,		For the full year ended December 31,
	2025	2024	2025	2024
	$’m	$’m	$’m	$’m

Cash from operations	252.3	348.8	983.0	775.9
Net movement in working capital	(38.0)	(92.1)	(13.2)	158.7
Income taxes paid	(6.0)	(3.5)	(44.7)	(38.6)
Withholding tax(a)	(10.1)	(20.8)	(54.2)	(85.1)
Lease and rent payments made	(27.6)	(31.2)	(111.7)	(129.1)
Net interest paid(b)	(92.1)	(77.0)	(276.8)	(317.2)
Business combination costs	11.7	4.9	14.7	6.7
Other costs(c)	23.3	1.7	40.4	5.5
Maintenance capital expenditure(d)	(27.0)	(23.3)	(89.3)	(71.8)
Corporate capital expenditures(e)	-	(0.4)	(0.1)	(0.8)
ALFCF	86.5	107.1	448.1	304.2

Non-controlling interests	0.7	(2.1)	(3.7)	(12.4)
ALFCF excluding non-controlling interests	87.2	105.0	444.4	291.8

(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months and full year ended December 31, 2025, primarily related to one-off expenses relates to strategic initiatives and operating systems, costs related to internal reorganization, one-off professional fees.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which is non-discretionary in nature, consists primarily of routine spending on information technology infrastructure.

Exhibit 99.1

Consolidated net leverage ratio

We define consolidated net leverage ratio as the ratio of consolidated net leverage (being the aggregate outstanding indebtedness of IHS Holding Limited and its restricted subsidiaries on a consolidated basis) to consolidated Adjusted EBITDA for the most recently ended four fiscal quarters (“LTM Adjusted EBITDA”), as further adjusted to reflect the provisions of the indentures governing the Senior Notes(a). We use LTM Adjusted EBITDA to maintain as much consistency as possible with the calculations established by our debt covenants included in the indentures relating to our Senior Notes.

We believe consolidated net leverage ratio is useful to investors and is used by our management for managing capital resources. Consolidated net leverage ratio is not a measure of performance under IFRS Accounting Standards and accordingly, investors and prospective investors should not place undue reliance on this measure.

The following is a reconciliation of the consolidated net leverage ratio as of December 31, 2025, September 30, 2025, June 30, 2025, March 31, 2025 and December 31, 2024, including a reconciliation of consolidated net leverage to the most directly comparable IFRS measure, which is borrowings:

	December 31,	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2025	2024
	$'m	$'m	$'m	$'m	$'m

Borrowings	3,137.7	3,270.7	3,239.6	3,382.6	3,347.9
Lease liabilities	372.4	624.7	594.8	574.8	552.6
Borrowings and lease liabilities classified as held for sale	370.5	18.7	19.5	-	-
Less: Cash and cash equivalents	(825.7)	(647.6)	(531.8)	(629.0)	(578.0)
Less: Cash and cash equivalents classifed as held for sale	(27.6)	(3.9)	(1.3)	-	-
Consolidated net leverage	3,027.3	3,262.6	3,320.8	3,328.4	3,322.5

LTM Adjusted EBITDA	1,012.3	1,008.9	993.4	995.8	928.4
Exclude: amounts related to disposals	(29.5)	(7.4)	(15.5)	(21.7)	(28.1)
	982.8	1,001.5	977.9	974.1	900.3

Consolidated net leverage ratio	3.1x	3.3x	3.4x	3.4x	3.7x

(a)	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.

Rounding

Certain numbers, sums, and percentages in this press release may be impacted by rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented. In addition, from the first quarter of 2025, the Group has changed its rounding presentation from thousands to millions, except as otherwise indicated including in the case of per share data, and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts. This change is not material and does not impact the comparability of our financial information.